

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Dongmei Li
Chief Financial Officer
Bright Scholar Education Holdings Limited
No.1, Country Garden Road
Beijiao Town, Shunde District
Foshan, Guangdong 528300
People's Republic of China

   Re: Bright Scholar Education Holdings Limited
     Form 20-F for the Fiscal Year Ended August 31, 2020
     Filed December 23, 2020
     File No. 001-38077

Dear Mr. Li:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services